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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

CASTLEGUARD ENERGY, INC.
(Exact name of Registrant as specified in its charter)

Florida (State of Incorporation)	75-2615565 (I.R.S. Employer Identification No.)

4625 Greenville Avenue, Suite 203, Dallas, TX (Address of principal executive offices)	75206 (Zip Code)

(214) 361-1755
(Registrant's telephone number,
including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class to be registered: Not Applicable	Name of each exchange on which each class is to be registered: Not Applicable

Securities registered pursuant to Section 12(g) of the Act:
Common Stock Par Value $.001 Per Share
(Title of Class)
______________________________

CASTLEGUARD ENERGY, INC.

INDEX

Page
Part 1.		Number

Item 1.	Description of Business
General
Business Strategy
Company History
Risk Factors
Acquisition Risk
Drilling Risks
Acquisition Financing
Reserve Replacement
Competition
Price Fluctuations
Marketability of Production
Government Regulations
Title to Properties
Significant Number of Authorized but Unissued Shares
Operational Hazards and Insurability
Year 2000 Compliance
Employees and Consultants
Glossary of Oil and Gas Terms

Item 2.	Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources

Item 3.	Description of Properties
Reserve Information
Offices and Facilities

Item 4.	Security Ownership of Certain Beneficial Owners and Management

Item 5.	Directors, Executive Officers, Promoters and Control Persons

Item 6.	Executive Compensation

Item 7.	Certain Relationships and Related Transactions

Item 8.	Description of Securities

Part II.	Other Information:

Item 1.	Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

Item 2.	Legal Proceedings

Item 3.	Changes in and Disagreements with Accountants

Item 4.	Recent Sales of Unregistered Securities

Item 5.	Indemnification of Directors and Officers

Part F/S	Financial Statements

Index to Financial Statements

Part III.

Item 1.	Index to Exhibits and Description of Exhibits

Signatures

Item 1.

DESCRIPTION OF BUSINESS

GENERAL

Castleguard Energy, Inc. (the "Company") is an independent energy company engaged in the exploration for and the acquisition, development, exploitation and operation of crude oil and natural gas properties, and in the production of crude oil and natural gas in North America. The Company's activities are conducted principally in the States of Texas and Louisiana.

BUSINESS STRATEGY

The Company's business strategy has been to increase its reserves, cash flow and underlying net asset value through a combination of acquisition activities and of exploration and development. To date, the Company's activities have been focused on properties in Texas and Louisiana. Subject to the availability of suitable funding, the Company intends to diversify its property portfolio in terms of production, location and operating characteristics.

The Company's objective is to acquire and develop producing crude oil and natural gas properties that contain the potential for increased value through exploitation and development. The Company seeks to realize the potential in such acquisitions through workovers, recompletions, secondary recovery operations and the drilling of development wells. As a part of its strategy, the Company will attempt to acquire and develop producing crude oil and natural gas properties in areas where the Company has working knowledge and operating expertise. Additionally the Company is currently acquiring leases in North Texas to drill two development wells for several Pennsylvania and Pre Pennsylvania reservoirs.

Also in North Texas, the Company is participating in a 30 square mile 3-D seismic shoot to evaluate shallow oil potential in numerous reservoirs above 3500 feet. This seismic shoot could yield multiple prospects in a very large geographic area. Acquisition of all quality

2-D seismic data indicate several excellent definable prospect areas. Very shallow depths and reasonable drilling and completion costs make this an area excellent for return on investment.

The Company intends to continue its growth strategy emphasizing reserve additions through its acquisition efforts. The Company believes that its ability to quickly evaluate and complete acquisitions allows it to take advantage of acquisition opportunities as they arise. The Company may utilize any one or a combination of institutional or bank debt financing, equity offerings, debt offerings and internally generated cash flows to finance its acquisition efforts. The Company may also use, where appropriate, its equity securities as all or part of the consideration for such acquisitions. There can be no assurance that attractive acquisition opportunities will arise, that the Company will be able to consummate acquisitions in the future or that sufficient external or internal funds will be available to fund the Company's acquisitions.

Although the Company intends to devote most of its resources to acquisitions and the exploitation and development of the producing properties acquired, the Company also plans to selectively participate in the exploration of new reserves of crude oil and natural gas. The Company has no plans to participate in wildcat exploration activities. The Company intends to develop prospects internally and to participate with industry partners in prospects generated by other parties in its exploration activities.

The Company will periodically evaluate, and from time to time may elect to sell, certain of its producing properties. The Company believes such sales will enable it to maintain financial flexibility, reduce overhead and apply the proceeds therefrom to activities that the Company believes to have a potentially higher financial return.

COMPANY HISTORY

The Company was incorporated in the State of Florida on July 22, 1988 under the name V & A Holding Corporation to search for and to acquire a business. Except as described below, it had no substantive operations from inception through May 1998 other than raising initial capital and searching for a business to acquire.

In May 1998, the Company changed its name to MK&A Holdings Inc. The Company further changed its name to Castleguard Energy Inc. on December 1 1998, at which time new management took over control of the company .

In February 1999 the company purchase an 8% working interest from Midway Exploration Inc in approximately 10,000 net acres in Navarro County, it also purchased 36 square miles 3D seismic grid encompassing the 10,000 net area. Consideration was US$750,000 .

In March 1999 the company purchased an 18.65% working interest in the 700.7 acre Pinetree ISD Unit in the Willow Springs Field, Gregg County Texas, for US$ 135,000.

In March 1999 the company obtained a 5% working interest from O'Brien Operating Co. in the Minden Dome Area, Webster Parish Louisiana.

In June 1999 the company purchased a 19% working interest in the Norris Area in the Province of Alberta, Canada from Raptor Capital Inc. for a consideration of Cdn$210,000.

In August the company acquired a 10% working interest in the St. Stephens Prospect, Clark County, Alabama. Current plans are to complete the #1 well in the Eutaw formation. The company paid US$6,400.

RISK FACTOR

The Company's operations are subject to all of the risks normally incident to the exploration for and production of oil and gas, including blowouts, cratering, pollution and fires, each of which could result in damage to or destruction of oil and gas wells or formations or production facilities or damage to persons and property. As is common in the oil and gas industry, the Company is not fully insured against these risks either because insurance is not available or because the Company has elected not to procure insurance due to prohibitive premium costs. The occurrence of such an event not fully insured against could have a material adverse effect on the Company's financial position.

The Company's oil and gas activities involve in part exploratory drilling, which carries a significant risk that no commercial oil or gas production will be obtained. The cost of drilling, completing and operating wells is often uncertain. Further, drilling may be curtailed or delayed as a result of many factors, including title problems, weather conditions, delivery delays, shortages of pipe and equipment and the unavailability of drilling rigs.

Acquisition Risk

The Company may consider acquiring additional producing oil and gas properties although it has not yet committed to any new acquisitions and does not now have adequate financial resources to complete any substantial acquisition. Therefore, even if the Company identifies oil and gas reserves for possible acquisition, the completion of any transaction would be dependent on obtaining required funding. There can be no assurance that the Company would be able to obtain financing on terms or in amounts sufficient to enable it to purchase producing properties. Alternatively, the Company may consider issuing additional securities in exchange for producing properties, which would reduce the percentage ownership in the Company by present stockholders and may result in further dilution to the per share book value of all issued and outstanding shares. Further, there is no assurance that any such acquisition, if completed, would result in ongoing revenues to the Company in excess of related operating and financing costs.

Although the Company performs a review of acquired properties that it believes is consistent with industry practices, such reviews are inherently incomplete. Acquisitions will continue to be investigated and proceeded with on the assumption that it is generally not feasible to review in-depth every aspect of each individual property or well involved in an acquisition and that even an in-depth review of all properties and records may not necessarily reveal all or any existing or potential problems, nor will it permit the Company to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. In addition, inspections may not always be performed on every well prior to acquisition and some problems, including downhole conditions, latent equipment defects, groundwater contamination and certain environmental problems, are not necessarily observable even on inspection. Ordinarily therefore, the Company's review and due diligence has been and will continue to be focused on higher value properties with a sample review of the remainder. Reliance will continue to be made on information provided by the vendors of the properties with or without independent verification.

Drilling Risks

The Companies drilling involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be encountered. The Company must incur significant expenditures for the identification and acquisition of properties and for the drilling and completion of wells. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages or delays in the delivery of equipment. In addition, any use by the Company of 3-dimensional seismic and other advanced technology requires greater pre-drilling expenditures than traditional drilling strategies. There can be no assurance as to the success of the Companies future drilling activities.

Acquisition Financing

The Company does not have sufficient liquidity or capital to undertake all of the acquisition prospects that it identifies or to fund fully the development of any prospect. Therefore, the Company will continue to be dependent on raising substantial amounts of additional capital through any one or a combination of institutional or bank debt financing, equity offerings, debt offerings and internally generated cash flow, or by forming sharing arrangements with industry participants. Although the Company has been able to obtain such financing and to enter into such sharing arrangements in certain of its projects to date, there can be no assurance that additional financing or sharing arrangements can be obtained, notwithstanding the Company's need for substantial amounts of additional capital. If the Company is unable to obtain capital that may be necessary or desired for its acquisition, development or exploration activities, it may be forced to defer or abandon specific projects, reduce substantially its overall efforts, dilute its interest in existing sharing arrangements for specific projects, attempt to sell all or a portion of specific prospects or leasehold positions, or otherwise severely curtail its acquisition, development and exploration activities

Reserve Replacement

The Company's future success depends upon its ability to find, develop or acquire additional oil and gas reserves that are economically producing or recoverable. The proved reserves of the Company will generally decline as reserves are depleted, except to the extent that the Company conducts successful exploration or development activities or acquires properties containing additional proved reserves, or both. Therefore, in order to increase reserves and production so as to replace depleted reserves, the Company must continue its acquisition, development drilling and recompletion programs or undertake other replacement activities. There can be no assurance that the Company's planned development projects and acquisition activities will result in significant additional reserves or that the Company will have success drilling productive wells at cost effective finding and development costs. Furthermore, if prevailing oil and gas prices were to increase significantly, the Company's finding costs to add reserves could increase.

Competition

The exploration, development and production of oil and natural gas is highly competitive. There is significant competition between oil and gas companies and individuals for desirable oil and gas properties and for the equipment, services, and labor required to develop and operate such properties. The Company competes with numerous firms and individuals, including major oil firms and independent exploration and producing firms, many of which have substantially greater financial resources, management and technical staffs and facilities than those of the Company. Accordingly, many of the Company's competitors may be better positioned to acquire and exploit prospects, to obtain funding, to hire personnel and to market production. In addition, the producing, processing and marketing of crude oil and natural gas is affected by a number of factors which are beyond the control of the Company, the effect of which cannot be accurately predicted. Many of the Company's larger competitors may be able to respond better to factors that affect the demand for oil and natural gas production such as changes in worldwide oil and natural gas prices and levels of production, the cost and availability of alternate fuels and the application of government regulations.

Price Fluctuations

The Company's revenues are dependent upon prevailing prices for oil and gas which can be extremely volatile. Prevailing prices are also affected by the actions of foreign governments, international cartels and the United States government. If oil or gas prices were to decrease significantly, certain of the Company's wells could become uneconomic resulting in curtailment of production, thereby adversely affecting: (i) the level of proved reserves attributable to the Company's properties; (ii) the Company's ability to increase its reserves and production; (iii) the borrowing base under any potential financing agreement; and (iv) cash flow from operations, revenues and operating income

Marketability of Production

The marketability of the Company's production depends upon the availability and capacity of oil and natural gas gathering systems and pipelines, the effect of federal and state regulations and general economic conditions. Further, the Company sells a large percentage of its oil and gas to a few large purchasers. Although the Company does not believe that the loss of one or all of these customers would have a material adverse effect in the long term, it could adversely affect cash flows until other marketing arrangements were made.

Government Regulations

The following discussion of government regulation is necessarily brief and is not intended to constitute a comprehensive discussion of the various statutes, rules, regulations, and governmental orders, policies, and practices which may affect operations of the Company.

General - The oil and gas industry is subject to comprehensive federal, state, and local laws, regulations and policies which control the exploration, production, marketing and taxation of oil and gas. Numerous departments and agencies, at federal, state and even local levels, have issued quantities of rules and regulations, some or all of which have imposed or may impose additional expenditures, restrictions, and delays on the Company's business activities and profitability. For example, such regulations can render drilling in certain locations more expensive or uneconomical due to increased surface owner compensation and bonding requirements or environmental regulatory constraints.

Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties, taxation and environmental protection. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. Because the regulatory environment within which it operates is always changing, the Company is unable to predict the future cost or impact of continued regulatory compliance.

Various jurisdictions have laws regarding unitization or forced pooling which require the working interest owners of a well to participate in the cost and revenues associated with neighboring wells or require neighboring owners to participate in their own wells. If acreage included within a lease becomes subject of a unitization or forced pooling order, drilling operations may have to be undertaken at a time or with other parties not of the Company's choosing or which may not be in the Company's best interest.

In an attempt to promote competition, the Federal Energy Regulatory Commission ("FERC") has issued a series of orders which have restructured the interstate natural gas transportation and marketing system. To date, the Company has not experienced any adverse effect as a result of these FERC orders. However, there can be no assurance that the Company's production of natural gas will not be subject to federal regulation in the future and it is not possible to predict what effect such regulations may have on its future gas marketing.

State and Local Regulation of Drilling and Production - State regulatory authorities have established rules and regulations requiring permits for drilling, drilling bonds and reports concerning drilling and producing activities. Such regulations also cover the location of wells, the method of drilling and casing wells, the surface use and restoration of well locations, the plugging and abandoning of wells, the density of wells (well spacing) within a given area and other matters. The states in which the Company operates also have statutes and regulations governing a number of environmental and conservation matters, including the unitization and pooling of oil and gas properties and establishment of maximum rates of production from oil and gas wells. Local authorities may also choose to exercise regulatory control.

Environmental Regulation - The Company's activities are subject to numerous laws and regulations concerning the storage, use and discharge of materials into the environment, the remediation of environmental impacts, and other matters relating to environmental protection, all of which may adversely affect the Company's operations and the costs of doing business. It is likely that state and federal environmental laws and regulations will become more stringent in the future. Current legislative initiatives are focused on the disposal of "hazardous" or other waste material associated with oil and gas exploration and production.

Under the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the Company may become fully liable for the cleanup costs associated with the release of "hazardous substances" into the air, water or ground even though the discharge may have been caused in whole or in part by a previous owner or third party. Many states have similar provisions. The imposition of liability under CERCLA and similar laws would likely have a serious adverse effect on the ability of the Company to continue its business.

Violation of environmental laws and regulations may also result in the imposition of an order requiring the removal, remediation or abatement of the conditions which gave rise to the violation.

The costs of comprehensive environmental investigation or audits prior to the acquisition of a property can be expensive and there is no guarantee that all deficiencies or sources of liability will be identified by such audits. In connection with the acquisition of producing properties in Texas, and Louisiana, the Company performed limited environmental inquiries and found no material environmental noncompliance or cleanup liabilities. The Company does not currently believe that it will be required in the near future to expend material amounts due to environmental laws and regulations.

Safety and Health Regulations - The Company must also conduct its operations in accordance with various laws and regulations concerning occupational safety and health. Currently, the Company does not foresee expending material amounts to comply with these occupational safety and health laws and regulations. However, since such laws and regulations are frequently changed and amended, the Company is unable to predict the future effect of these laws and regulations.

Title to Properties

As is common industry practice, little or no investigation of title is made at the time of acquisition of undeveloped properties, other than a preliminary review of local mineral records. Title investigations are made and in most cases a title opinion of local counsel is obtained, before commencement of drilling operations. The Company believes that its methods of investigating title to its properties in connection with the acquisition of such properties are consistent with practices customary in the oil and gas industry and that such practices are adequately designed to enable the Company to acquire good title to such properties. Some title risks, however, are not avoided, despite such practices. The Company's properties are generally subject to customary royalty and overriding royalty interests, liens incident to operating agreements, liens for current taxes and other burdens and minor encumbrances, easements and restrictions, and may be mortgaged to secure indebtedness of the Company. The Company believes that none of such burdens materially detracts from the value of such properties or materially interferes with their use in the operation of the Company's business.

Significant Number of Authorized but Unissued Shares

The Board of Directors has total discretion in the issuance of any shares of Common Stock which may be issued in the future. The Company is authorized to issue 50,000,000 shares of its Common Stock (14,750,626 million shares were issued and outstanding as of December 3, 1999). (See "Part I, Item 8, Description of Securities".)

Operational Hazards and Insurability

The Company's named operator, H & S Production, Inc., is engaged in the drilling and production of oil and gas and, as such, its operations are subject to the usual hazards incident to the industry. These hazards include, but are not limited to, blowouts, cratering, explosions, adverse weather, uncontrollable flows of oil, natural gas or well fluids, fires, pollution, releases of toxic gas, and other environmental hazards and risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations.

The Company has not experienced any adverse incidents of a material nature as a result of these hazards. The Company's executive, management and technical staff are all trained and skilled in various disciplines and have many years of experience in various facets of the oil and gas industry.

In order to lessen the effects of these hazards, the Company, through H & S Production, Inc., maintains insurance of various types to cover its operations. The Company has $5.0 million of general liability insurance. This insurance, however, does not cover every potential risk associated with the drilling and production of oil and may not be sufficient to cover all potential liabilities. In particular, coverage is not obtainable for certain types of environmental hazards. The occurrence of a significant adverse event that is not fully covered by insurance could have a materially adverse effect on the Company. Further, the Company cannot assure that it will be able to maintain adequate insurance in the future at rates it considers reasonable.

Year 2000 Compliance

Year 2000 compliance is the ability of computer hardware and software to respond to the problems posed by the fact that computer programs traditionally have used two digits rather than four digits to define an applicable year. As a consequence, any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing interruption of operations, including temporary inability to perform 3-D seismic analysis and to perform accounting functions and delays in the receipt of payments from purchasers of oil and gas production, if any. The Company currently is reviewing the Company's computers and software as well as other equipment that utilizes imbedded computer chips, such as facsimile machines and telephone systems. The Company has confirmed with the maker of its accounting software that it is Year 2000 compliant.

EMPLOYEES AND CONSULTANTS

At December 3rd, 1999, the Company had no employees, either in field operations or office and administrative activities. The Company contracts with other parties, including officers, directors, principal stockholders or other affiliates of the Company, to perform the office and administrative activities of the Company; provided such transactions are on terms and conditions substantially similar to those offered by nonaffiliated parties. The Company also utilizes the services of outside consultants on a contract basis.

GLOSSARY OF OIL AND GAS TERMS

The following are abbreviations and definitions of terms commonly used in the oil and gas industry and in this Registration Statement:
BOE	Barrel of oil equivalent, determined using the ratio of six Mcf of natural gas (including natural gas liquids) to one Bbl of crude oil or condensate.
Bbl	Barrel (42 U.S. gallons)
Bcf	Billion cubic feet.
Bcfe

Billion cubic feet of natural gas equivalent, which is determined using the ratio of six Mcf of natural gas to one barrel of crude oil, condensate or natural gas liquids so that one barrel of oil is referred to as six Mcf of natural gas equivalent or "Mcfe."

BOPD	Barrels of oil per day.
BTU	British Thermal Unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.
Behind-the-pipe recompletion	Refers to the completion of an existing well for production from a formation that exists behind the casing of the well. See "proved developed behind-the-pipe reserves" below.
Capital expenditures	Costs associated with development and exploratory drilling, leasehold acquisitions, producing property acquisitions, and other miscellaneous capital expenditures.
Condensate	Liquid hydrocarbons that were gaseous while in the reservoir.
Developed acreage	Acres spaced or assigned to a Productive well.
Development well	A well drilled within the proved area of crude oil or natural gas reservoir to the depth of a stratigraphic horizon (rock layer or formation) known to be productive.
Dry Hole	An exploratory or development well found to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion as a crude oil or natural gas well.
Exploratory well	A well drilled to find commercially productive hydrocarbons in an unproved area or to extend significantly a known prospect.
Finding costs

Costs calculated by dividing the amount of total capital expenditures, reduced by proceeds from any sale of interests in mineral properties, by the amount of total reserves added during the same period as a result of drilling activities, property acquisitions and reserve revisions and are expressed in dollars per Mcfe.

"Gross" oil and gas well	A gross well is a well in which the Company owns a working interest. The number of gross wells is the total number of wells in which the Company owns a working interest.
"Gross" acres	Gross acres refers to the number of acres in which the Company owns a working interest.
Lease operating expense or "LOE"	All direct costs associated with and necessary to operate a producing property.
Mbbls	Thousand barrels.
Mcf	Thousand cubic feet.
Mcfe

Thousand cubic feet of natural gas equivalent, which is determined using the ratio of six Mcf of natural gas to one barrel of crude oil, condensate or natural gas liquids so that one barrel of oil is referred to as six Mcf of natural gas equivalent or "Mcfe."

MMbbls	Million barrels of crude oil or other liquid hydrocarbons.
MMBtu	Million Btus.
MMcf	Million cubic feet.
MMcfd	Million cubic feet per day.
MMcfe	Million cubic feet of natural gas equivalent.
Natural Gas Liquids	Those hydrocarbons that are liquefied at the surface in field facilities or in gas processing plants. Natural gas liquids include ethane, butane and propane.
"Net" acres

Determined by multiplying gross acres by the Company's working interest and/or royalty interest in those acres. (e.g. a 50% working interest in a lease covering 320 acres is equivalent to 160 net acres).

"Net" oil and gas well

A net well is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the Company's fractional working interest owned in gross wells.

Net revenue interest

The percentage of production to which the owner of a working interest is entitled. For example, the owner of a 100% working interest in a well burdened only by a typical 1/8 landowner's royalty would have an 87.5% net revenue interest in that well.

Net operating revenue or "NOR"	Revenues less LOE.
Operator	The company that operates an oil or gas well, lease, concession or joint venture.
Present value of estimated pre-tax future net revenues or PV10	Estimated future net revenues discounted by a factor of 10% per annum, after LOE and before income taxes.
Productive well	A well that is producing oil or natural gas or that is capable of production.
Proved reserves

Those quantities of crude oil, natural gas, and natural gas liquids which, upon analysis of geologic and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions. Proved reserves are limited to those quantities of oil and gas which can be expected, with little doubt, to be recoverable commercially at current prices and costs, under existing regulatory practices and with existing conventional equipment and operating methods.

Proved developed reserves	Include proved developed producing reserves and proved developed behind the-pipe reserves.
Proved developed producing reserves	Include only those reserves expected to be recovered from existing completion intervals in existing wells.
Proved developed behind-the-pipe reserves

Include those reserves contained in geological formations through which an existing well has been drilled but from which the well has not yet produced. The reserves are said to be "behind-the-pipe" because the oil and gas are sealed out of the well bore by the casing leading to the existing completion interval. Behind-the-pipe reserves are classified as proved developed only if the cost of completing the well for production of such reserves is relatively small compared to the cost of a new well.

Proved undeveloped	Include those reserves expected to be recovered from new wells on proved reserves undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.
Recompletion	The completion for production from another formation within an existing well bore.
Reserves	Natural gas and crude oil, condensate and natural gas liquids, on a net revenue interest basis, found to be commercially recoverable.
Royalty

An interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalty interests, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner. _

Seismic	Pertaining to an earth vibration, including earth vibrations that are artificially induced to produce data used to map subsurface structures.
Service Well	A service well is used for water injection in secondary recovery projects or for the disposal of produced water.
Undeveloped acreage

Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

Working Interest

An interest in an oil and gas lease that gives the owner of the interest the right to drill or and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties. See the definitions of "net revenue interest" and "royalty" above. For example, the owner of a 100% working interest in a lease burdened only by a typical 1/8 landowner's royalty would be required to pay 100% of the costs of a well but would be entitled to retain 87.5% of the production. The remaining 12.5% would accrue to the royalty owners.

Workover	To perform recompletion or mechanical work in an existing well bore.

Item 2.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

US OPERATIONS

Navarro County, Texas

The initial test in Navarro County was an 8000 foot well to test the marine sand section of the Travis Peak as well as the Petit Formation. The well tested 1 mmcf pd plus 110 bwpd on intial production tests. The well was shut in pending pipeline and gas contract negotiations. Further test 45 days after the well had been shut in resulted in non- commercial gas flow. The company is in negotiations with the operator to purchase their working interest in order to do further testing of the well. A second well has been approved to test in the Cotton Valley Lime Section, which has been a prolific producer in the area. This well will be spudded within the first quarter of 2000, and has the potential to yield favourable recoverable reserves and offset locations. If this test is successful then there is a siesmic anomoly on the north end of the survey that will also be drilled for the Cotton Valley Lime.

Pine Tree ISD Unit, Gregg County, Texas

The companies interest in the Pinetree ISD unit was sold in December, 1999 to Cross Timbers Oil Co.

Minden Dome, Webster Parish, Louisiana

Minden Dome Area in Louisiana has proven to be the most promising. Drilling of the E.O. Cox #1 well has yielded completion in the Glen Rose interval of 280 bopd and 500 mcf of gas. The drilling of the Youngblood 21-1 well has been dually completed yielding 1650 mcf/pd at 1950 ftp (ss): 1190 mcfpd at 2800 ftp (ls) . Operations are underway on the Youngblood Unit to add perforation and stimulation a section in the Hosston that appears to have substantial gas reserves remaining within this section. Resevoir pressure tests will be done in order to determine the magnitude of remaining recoverable gas. Four additional drilling locations have been selected with the results of the E.O. Cox and the Youngblood 21-1 Wells.

St. Stephens Prospect, Clark County, Alabama

The Company purchase a working interest in the St. Stephens Prospect, Clark County Alabama completion attempt by the operator. Because of the electric log calculations, mud log shows, and nearby field production analogs from the Eutaw the decision was made to purchase this working interest. The completion atttempt was unsuccessful and the well was plugged and abandoned.

CANADIAN OPERATIONS

The company working interest in the Norris Area, Alberta was sold to the operator of the project. After several attempts to make the property commercial, low oil prices and high operating costs lead the Company's decision to divest itself of this property with minimal cost incurred.

LIQUIDITY AND CAPITAL RESOURCES

General: The Company's general financial strategy is to use cash from operations to, to pay ongoing operating expenses, and to contribute limited amounts toward further development of the Company's existing proved reserves as well as additional acquisitions. There can be no assurance that cash from operations will be sufficient in the future to cover all of those purposes.

The Company will continue to be dependent on external funding sources to carry out its planned redevelopment and acquisition program. If such additional funds are not available, the Company will be required to delay or reduce substantially both of such activities.

ITEM 3. DESCRIPTION OF PROPERTIES

See above item 2

RESERVE INFORMATION

At the time of this document the reserve reports where being completed by an independent engineer

OFFICES AND FACILITIES

The primary executive offices of the Company are located at 4625 Greenville Avenue, Suite 203, Dallas, Texas.

ITEM 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of December 3, 1999, information with respect to (1) any person known by the Company to own beneficially more than five percent (5%) of the Company's Common Stock, (2) the shares of Common Stock beneficially owned by each officer and director of the Company, and (3) the total of the Company's Common Stock beneficially owned by the Company's officers and directors as a group. Except as noted in the footnotes, it is the belief of the Company that each stockholder listed below holds the sole voting and investment power with regard to the shares owned beneficially by such stockholder.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Approximate Percent of Common Stock Outstanding(1)

Scott Heape Dallas, Texas	100,000.68%
H & S Production, Inc Dallas Texas	1,500,000	10.71%
Bob Honea, Dallas, Texas	100,000.68%
National Tubular Products Inc Profit Sharing Plan	520,000	3.53%
John L Hawitt Hamilton, Bermuda	472,000	3.20%
Benton Poole Dallas, Texas	100,000.68%
Thomas Hogan Dallas, Texas	190,000	1.29%

All officers and directors as a group (5 persons)	2,982000	20.22%
FIVE PERCENT STOCKHOLDERS
H & S Production, Inc	1,500,000	10.71%

  Based upon 14.750,626 million shares issued and outstanding as December 3 , 1999.

ITEM 5.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Company's bylaws provide that Directors are to be elected by simple majority vote and are to serve until the annual meeting next following such election or a successor has been duly elected and qualified. Directors may be removed with or without cause by a majority vote of the stockholders and may be removed for cause by the Board. Vacancies on the board may be filled by the remaining directors or by the stockholders. The executive officers of the Company are elected by and serve at the discretion of the Board of Directors.

The following sets forth the name, and position of each director and executive officer of the Company:

Scott Heape	Chairman, Director

Bob G Honea	President , Treasurer, Director

John Hawitt	Director

Thomas Hogan	Director

Benton Poole	Director

Scott G. Heape

Mr. Heape is President and Founder of H & S Production, Inc. and HSP Geophysical, Inc. He received a B.S. in Geology from Tulane University in 1972. He has engaged in all phases of the oil and gas business since 1972 where he served as an exploration geologist with Lone Star Producing Company, a wholly owned subsidiary of Lone Star Gas (now ENSERCH). From 1972 to 1975, Mr. Heape did extensive geological work for Lone Star in East Texas, Northern Louisiana, and Southern Arkansas. He went to work for Bass Enterprises in 1975 and left Bass in 1976 to form H & S Production, Inc., a Texas corporation.

Scott Heape is a Certified Petroleum Geologist by the American Association of Petroleum Geologists, a Certified Professional Geological Scientist by the Association of Professional Geological Scientists, a member of the Independent Petroleum Association of America (IPAA), the Society of Independent Professional Earth Scientists (SIPES), the Texas Independent Production and Royalty Owners Association (TIPRO), the East Texas Geological Society and Dallas Geological Society.

Thomas E. Hogan

Mr. Hogan is a Director of Castleguard Energy, Inc. Mr. Hogan began his oil-related career in 1972 when he joined Wheless Industries, Inc. on the Board of Directors. In 1973, he became Assistant to the President of this large independent, and became President in 1980. He served in this capacity until November 1987, when he left to form CLH Exploration, Inc. He also served on the Board of Directors of Tensas Delta Land Company, Monaghan Land Company, and WWF Oil Corporation.

Mr. Hogan has served as an expert witness for the energy industry testifying before numerous state, federal and United Nations committees, including United States House and Senate committees and the International Maritime Organization in London. Mr. Hogan traveled extensively worldwide on behalf of the International Association of Drilling Contractors as President of that organization in 1985 and as Chairman of the Executive Committee in 1986. He has served on the IADC's Board of Directors since 1973.

Bob H. Honea

Mr. Honea has over 30 years of experience in the domestic and international oil field tubular business. During this time, he has dealt with both major and independent oil and gas companies.

Mr. Honea is the President of National Tubular Products, Inc. and NTP Energy, Inc., both of Dallas, Texas.

John L. Hawitt

Mr. Hawitt graduated from Queens University with a Bachelor of Arts Degree and from the University of Wales in Great Britain with a Bachelor of Law Degree. After qualifying as an English solicitor, Mr. Hawitt worked as a corporate lawyer for an international law firm in London, and Dubai, UAE for five years.

Mr. Hawitt for four years has also been involved as an independent consultant raising funds for various public and private oil companies, both domestic and international. Mr. Hawitt is presently the President of Churchill Meade Petroleum Limited, a private oil and gas company.

Benton J. Poole

Mr. Poole received a Bachelor of Business Administration degree from the Texas Tech University in 1973 and a Doctor of Jurisprudence degree from Texas Tech University School of Law in 1976. Mr. Poole has 24 years of experience in the private practice of law and is presently a solo practitioner concentrating in oil, gas and mineral law. He is a member of the Oil, Gas and Mineral Law/Energy Law Section of each.

ITEM 6.

EXECUTIVE COMPENSATION

As of December 3rd 1999 there has been no salaries paid to any of the officers or Directors of the company. Directors are not compensated for acting in their capacity as Directors. Directors are reimbursed for their accountable expenses incurred in attending meetings and conducting their duties.

ITEM 7.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,

In February 1999, the company acquired a 8% working interest on oil and gas leases covering approximately 10,000 acres in Navarro County, Texas, as well as 40 sq miles of 3D seismic on this property from H&S Production, Inc a related company, in exchange for 1.5 million shares of common stock valued at $.50 per share. The first development well on the property was spudded on Feb 22 1999.

ITEM 8.

DESCRIPTION OF SECURITIES.

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value per share, of which 14.750,626 million shares were issued and outstanding as of December 3rd, 1999. Each outstanding share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

The Common Stock of the Company is not subject to calls or assessments.

Part II

ITEM 1.

MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON

EQUITY AND OTHER STOCKHOLDER MATTERS

Marketing Information

The principal U.S. market in which the Company's Common Stock ($.001 par value, all of which are one class) has been traded is the Over the Counter market. The Company's common stock is quoted on the NASDAQ Electronic Bulletin Board (Symbol: "MOAT").

The following table sets forth the range of high and low closing bid prices for the Company's Common Stock on a quarterly basis since September 30, 1998 as reported by the National Quotation Bureau, Inc. (which reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions). As of Dec 3rd, 1999 the closing bid for the Company's common stock was $.06 per share. The foregoing and following information should not be taken as an indication of the existence of an established public trading market for the Company's Common Stock.

	Bid Prices
Quarter Ended	High	Low
September 30, 1998	$.77	$.50
December 31, 1998	$.77	$.53
March 31, 1999	$.63	$.25
June 30, 1999	$.55	$.07
September 30, 1999	$.10	$.04
December 03, 1999	$.06	$.04

Holders

The approximate number of record holders of the Company's Common Stock as of December 3, 1999 was 131 , inclusive of those brokerage firms and/or clearing houses holding the Company's common shares for their clientele (with each such brokerage house and/or clearing house being considered as one holder). The aggregate number of shares of Common Stock outstanding as of December 3rd, 1999 was 14,757,262 million shares, of which 11.1 million are free trading shares.

Dividends

Current management believes that the Company has not declared any cash dividends on its Common Stock since its inception in 1988. The Company has not declared any cash dividends on its Common Stock since current management assumed their positions in September 1998 and has no present intention of paying any cash dividends on its Common Stock in the foreseeable future.

ITEM 2.

LEGAL PROCEEDINGS.

The Company is not presently a party to any material litigation not in the regular course of its business, nor to the Company's knowledge is such litigation threatened.

ITEM 3.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Except as set forth below, there have been no changes in or disagreements with accountants with respect to accounting and/or financial disclosure.

In October, 1998, the Company retained KPMG Peat Marwick LLP ("KPMG") as its independent auditor.

The decision to engage KPMG was made by the new Board of Directors of the Company.

ITEM 4.

RECENT SALES OF UNREGISTERED SECURITIES.

In February the company acquired a 8% working interest in leases covering 10,000 acres in Navarro County, Texas from H&S Production, Inc. in exchange for 1.5 million shares of common stock from the treasury at a value of US$.50 per share.

On December 31, 1998 the company completed a private placement for 457,653 shares of commmon stock at $.30 each for a total of US$137,296. The Subscription Agreements were exchanged for common shares in the company.

On April 16, 1999 the Company completed the private placement for 992,973 shares at US$.30 each for a total of US$297,890. The Shares were offered pursuant to an exemption provided by Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended.

ITEM 5.

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The General Corporation Law of the State of Florida contains provisions entitling directors and officers of the Company to indemnification by the Company for liability arising out of certain actions. Additionally, the Company's Certificate of Incorporation provides for indemnification of Directors and Officers to the fullest extent permitted by the Florida Corporation Law. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Part F/S

FINANCIAL STATEMENTS

CASTLEGUARD ENERGY, INC.

(FORMERLY MK&A HOLDINGS, INC.)

(A DEVELOPMENT STAGE COMPANY)

Financial Statements and Schedules

December 31, 1998 and 1997

With Independent Auditors' Report Thereon

CASTLEGUARD ENERGY, INC.

Financial Statements and Schedules

December 31, 1998 and 1997

Table of Contents

                   INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders

Castleguard Energy, Inc.

Miami, Florida

We have audited the accompanying balance sheet of Castleguard Energy, Inc. (Formerly MK&A

Holdings, Inc.), (A Development Stage Company), as of December 31, 1998, and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended.

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis,

evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Castleguard, Inc., (Formerly MK&A Holdings, Inc.), (A Development Stage

Company) as of December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The comparative financial statements as of December 31, 1997 and for the years ended

December 31, 1997 and 1996 were audited by a certified public accountant who expressed an opinion without reservation on these financial statements.

"KPMG LLP"

KPMG LLP"

Chartered Accountants

New Westminster, Canada

June 30, 1999

CASTLEGUARD ENERGY INC.
(FORMERLY MK&A HOLDINGS, INC.)
(A Development Stage Company)

BALANCE SHEETS

December 31, 1998 and 1997
	1998	1997
Assets
Current assets:
Cash	$ 36,852	$ -
Accounts Receivable	4,342	-
Total Current Assets	41,194	-
Property, plant, and equipment (note 3)	302,102	-

TOTAL ASSETS	$ 343,296	$ -

Liabilities & Stockholders' Equity
Current liabilities:

Accounts payable	$ 90,188	$ -
Total Current liabilities	90,188	-

Subscriptions received (note 4)	137,296	-

Stockholders' Equity:
Common stock (note 5)	12,000	5,000
Additional Paid-In Capital	183,000	-
Deficit	(79,188)	(5,000)
Total Stockholders' Equity	115,812	-

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 343,296	$ -

Uncertainty due to the Year 2000 Issue (note 7)

Subsequent events (note 8)

See accompanying notes to financial statements.

Approved by the Directors of

Castleguard Energy Inc.

"Tom Hogan" Director                                                            "Bob Honea" Director

CASTLEGUARD ENERGY INC.

(FORMERLY MK&A HOLDINGS, INC.)

(A Development Stage Company)

STATEMENTS OF OPERATIONS

	Year ended December 31,			From Incorporation on July 22, 1988 to December 31,
	1998	1997	1996	1998
Income:
Oil Sales	$ 8,685	$ -	$ -	$ 8,685
Interest Income	13	-	-	13
Total Income	8,698	-	-	8,698

Operating Expenses:
Lease Operating Expense	5,539	-	-	5,539
Royalties	1,277	-	-	1,277
Total Operating Expenses	6,816	-	-	6,816
Net Operating Profit	1,882	-	-	1,882

Other Expenses
Amortization	1,304	-	-	1,304
Bank Charges	200	-	-	200
Courier Service	565	-	-	565
Insurance	3,116	-	-	3,116
Meals and Entertainment	4,046	-	-	4,046
Office	5,597	-	-	5,597
Professional Fees	20,400	-	-	25,400
Telephone	737	-	-	737
Transfer Agent	3,418	-	-	3,418
Travel	36,686	-	-	36,686
Total Other Expenses	76,070	-	-	81,070

Net Loss	$ (74,188)	$ -	$ -	$ (79,188)

Net Loss per weighted average share (note 2(c))	$ (0.0062)	$ -	$ -	$ -
Weighted average number of common shares outstanding	12,000,000	1,000,000	1,000,000	-

See accompanying notes to financial statements.

CASTLEGUARD ENERGY INC.

(FORMERLY MK&A HOLDINGS, INC.)

(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
	Common Stock		Additional	Accumulated
	Shares	Amount	paid-in Capital	deficit
Balance, December 31, 1995, 1996
and 1997	5,000	$ 5,000	$ -	$ (5,000)

May 5, 1998
Changed par value from $1.00 to $.001	-	(4,995)	4,995	-

May 5, 1998
Forward stock split 200:1	995,000	995	(995)	-

Issuance of common stock for:
Cash proceeds	11,000,000	11,000	179,000	-

Net loss
January 1, 1998 to December 31, 1998	-	-	-	(74,188)

Balance, December 31, 1998	12,000,000	$ 12,000	$ 183,000	$ (79,188)

See accompanying notes to financial statements.

CASTLEGUARD ENERGY INC.

(FORMERLY MK&A HOLDINGS, INC.)

(A Development Stage Company)

STATEMENT OF CASH FLOWS

Years ended December 31, 1998, 1997 and 1996
	1998	1997	1996
Cash Flows from Operating Activities:
Net Loss	$ (74,188)	$ -	$ -
Adjustments to reconcile net income to		-	-
net cash provided by operating activities:
Amortization of office equipment	1,304	-	-
Expenses paid for by stock issues	-	-	-
Other	-	-	-
Increase in accounts receivable	(4,342)	-	-
Increase in accounts payable	90,188	-	-
Net cash used in operating activities	12,962	-	-

Cash Flows from Investing Activities:
Purchases of Property, Plant and Equipment	(303,406)	-	-

Cash Flows from Financing Activities
Issuance of common stock	190,000	-	-
Subscriptions receivable	137,296	-	-
	327,296	-	-

Net increase in cash	36,852	-	-

Cash and Cash Equivalents, Beginning of year	-	-	-

Cash and Cash Equivalents, End of year (note 2)	$ 36,852	$ -	$ -

Cash and cash equivalents is defined as cash and temporary investments.

See accompanying notes to financial statements.

CASTLEGUARD ENERGY INC.

(FORMERLY MK&A HOLDINGS, INC.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 1998, 1997 and 1996

Note 1 - Future Operations

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As at December 31, 1998, the

Company had a working capital deficiency of $48,994 and an accumulated deficit of $79,188.

The Company is in the process of growing through the acquisition of interests in oil and gas properties (note 6). The Company intends to finance this growth through the issuance of common stock and external debt. Future operations are dependent on the Company's ability to obtain financing from share issuances and external debt to finance acquisitions of property and on its ability to achieve earnings from its acquired operations.

Note 2 - Summary of Significant Accounting Policies and Practices

(a) Description of Business

The Company was organized July 22, 1988, under the laws of the State of Florida as V & A

Holding Corporation. The Company currently has minimal operations and, in accordance with SFAS #7, is considered a development company.

On May 5, 1998, the Company changed it's name to MK&A Holdings, Inc.

On December 1, 1998, the Company changed it's name to Castleguard Energy Inc.

(b) Cash Equivalents

Cash equivalents of $36,852 and $0 at December 31, 1998 and 1997, respectively, consist of cash with a maturity of less than 90 days. For purposes of the statements of cash flows,

the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(c) ©Net Loss per Weighted Average Share

Net loss per weighted average share is calculated using the weighted average number of shares of common stock outstanding.

CASTLEGUARD ENERGY INC.

(FORMERLY MK&A HOLDINGS, INC.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 1998, 1997 and 1996

Note 2 - Summary of Significant Accounting Policies and Practices (continued)

(d) Property, Plant and Equipment

The Company utilizes the full-cost method of accounting for oil and gas properties, which involves capitalizing all acquisitions, exploration and development costs incurred for the purpose of finding oil and gas reserves, including the costs of drilling and equipping productive wells, dry hole costs, lease acquisition costs and delay rentals. The Company also capitalizes the portion of general and administrative costs which can be directly identified with acquisition, exploration or development of oil and gas properties. Costs associated with unevaluated properties are excluded from amortization. Unevaluated property costs are transferred to evaluated property costs at such time as wells are completed on the properties, the properties are sold, or management determines these costs to have been impaired. Cost of properties, including future development, site restoration,

dismantlement and abandonment costs, which have proved reserves and those which have been determined to be worthless, are depleted on the unit of production method based on proved reserves. Additionally, the capitalized costs of oil and gas properties cannot exceed the present value of the estimated net cash flow from its proved reserves, together with the lower of cost or estimated fair value of its undeveloped properties (the full cost ceiling).

Transactions involving sales of reserves in place, unless extraordinarily large portions of reserves are involved, are recorded as adjustments to accumulated depreciation, depletion and amortization.

Upon the acquisition or discovery of oil and gas properties, management estimates the future net costs to be incurred to dismantle, abandon and restore the property using geological, engineering and regulatory data available. Such cost estimates are periodically updated for changes in conditions and requirements. Such estimated amounts are considered as part of the full cost pool for purposes of amortization upon acquisition or discovery. Such costs are capitalized as oil and gas properties as the actual restoration,

dismantlement and abandonment activities take place.

Office equipment is recorded at cost and depreciated on a straight-line basis over its estimated useful life of two years.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

CASTLEGUARD ENERGY INC.

(FORMERLY MK&A HOLDINGS, INC.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 1998, 1997 and 1996

Note 2 - Summary of Significant Accounting Policies and Practices (continued)

(f) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Note 3 - Property, Plant and Equipment:
			1998	1997
		Accumulated	Net book	Net book
	Cost	Amortization	Value	value
Office equipment	$ 2,204	$ 1,304	$ 900	$ -
Oil and gas properties:
Producing Leasehold Costs	239,850	-	239,850	-
Intangible Drilling Costs	36,504	-	36,504	-
Tangible Equipment	24,848	-	24,848	-

	$ 303,406	$ 1,304	$ 302,102	$ -

Note 4 - Subscriptions Received:

At December 31, 1998, the Company had received $137,296 in subscriptions for the issuance of

457,653 shares, through private placement. Subsequent to year end, the subscriptions were exchanged for common shares.

CASTLEGUARD ENERGY INC.

(FORMERLY MK&A HOLDINGS, INC.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 1998, 1997 and 1996

Note 5 - Common stock:

Authorized:

Common stock, $0.001 par value - 50,000,000 shares

Issued and outstanding:

Common stock $0.001 par value - 12,000,000 shares

On March 1, 1989, the Company issued 5,000 shares of $1.00 par value common stock for services of $5,000.

On March 5, 1998, the State of Florida approved the Company's restated Articles of

Incorporation, which increased its capitalization from 7,500 common shares to 50,000,000 common shares. The par value was changed from $1.00 to $0.001.

On May 5, 1998, the Company forward split its common stock 200:1, thus increasing the number of outstanding common stock shares from 5,000 shares to 1,000,000 shares.

During fiscal 1998, the Company issued 11,000,000 additional common stock shares, thus increasing the number of outstanding common stock shares from 1,000,000 to 12,000,000.

Note 6 - Income Taxes:

Income tax expense attributable to income from continuing operations was $Nil and $Nil for the years ended December 31, 1998 and 1997, respectively, and differed from the amounts computed by applying the U.S. federal income tax rate of 35 percent to pretax income from continuing operations as a result of the following:
	1998	1997
Computed "expected" tax expense (recovery)	$ (25,965)	$ -
Increase (reduction) in income tax resulting from:
Change in the beginning-of-the-year balance of the
valuation allowance for deferred tax assets allocated
to income tax expense	25,965	-

	$ -	$ -

CASTLEGUARD ENERGY INC.

(FORMERLY MK&A HOLDINGS, INC.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 1998, 1997 and 1996

Note 6 - Income Taxes (continued):

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 1998 and 1997 are presented below.
	1998	1997
Deferred tax assets:
Net operating loss carryforwards	$ 27,715	$ 1,750
Less valuation allowance	(27,715)	(1,750)

	$ -	$ -

The valuation allowance for deferred tax assets as of January 1, 1998 and 1997 was $27,715 and $1,750, respectively. The net change in the total valuation allowance for the years ended

December 31, 1998 and 1997 was an increase of $25,965 and $Nil, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $79,000 prior to the expiration of the net operating loss carryforwards in 2007. Taxable income for the years ended December 31, 1998 and 1997 was $Nil and $Nil, respectively. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management has fully provided as a valuation allowance for the deferred tax assets.

At December 31, 1998, the Company has net operating loss carryfowards for federal income tax purposes of approximately $79,000 which are available to offset future federal taxable income, if any, through 2007.

CASTLEGUARD ENERGY INC.

(FORMERLY MK&A HOLDINGS, INC.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 1998, 1997 and 1996

Note 7 - Uncertainty due to the Year 2000 Issue:

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition,

similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before,

on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers,

suppliers, or other third parties, will be fully resolved.

Note 8 - Subsequent Events:

In February 1999, the Company acquired a 8% working interest in oil and gas leases covering approximately 10,000 acres in Navarro County, Texas, as well as 40 sq. miles of 3D seismic on this property from H & S Production, a related company, in exchange for 1,500,000 shares of common stock valued at $0.50 per share and $50,000 in cash. A first development well on the property was spudded on February 22, 1999.

In March 1999, the Company acquired a 18.65% working interest in a 700.7 acre gas unit in

Gregg County, Texas, including one producing gas well, and an approximate 4% working interest in approximately 1,000 acres in Webster Parish, Louisiana, including two producing gas wells for a cash commitment of $167,500. A development well was spudded in Webster Parish in the second quarter of 1999.

On June 17, 1999, the Company acquired interests in seven shut-in natural gas wells in Alberta in partnership with Canadian independents. This acquisition is the first deal in a plan to acquire over thirty shut-in natural gas wells that have been drilled, completed and require capital to tie in to production facilities.

PART III

ITEMS 1 & 2. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

Exhibit No.	Item
1	Articles of Incorporation
2	Article of Amendment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTLEGUARD ENERGY INC.
By:	/s/ Bob Honea Bob Honea President
By:	/s/ Scott Heape Scott Heape Director

Exhibit 1.

CERTIFICATE OF INCORPORATION

OF

V & A HOLDING CORPORATION

ARTICLE I

The name of this corporation is V & A Holding Corporation.

ARTICLE II

GENERAL NATURE OF BUSINESS

The general nature of this business shall be that of the investment and ownership of shares of stock in various active businesses and other related and incidental functions, and the objects and purposes proposed to be transacted and carried on are to do any and all of the things hereinmentioned, as fully and to the same extent as natural persons might or could do, viz:

    To improve, buy, sell, exchange, mortgage, rent, lease, invest in, build, erect, equip, maintain, deal in and with, dispose of, manage and operate real property, both improved and unimproved, and personal property of whatsoever nature or kind, as owner, agent, factor, or broker, to build, construct and alter houses, buildings and structures of whatsoever nature or kind, and to develop real property generally, to loan money upon real and personal property and to take mortgages and bonds, and assignments of mortgages and bonds upon real and personal property of whatsoever nature or kind, and to borrow money thereon by mortgage or otherwise, to buy, sell and deal in bonds and loans secured by mortgages or other liens on real property or personal property of all kinds and description.
    To purchase, manufacture, acquire, hold, own, mortgage, hypothecate, pledge, lease, sell, assign, transfer, invest in, trade in, deal in, borrow and lend money upon goods, wares, merchandise and real and personal property of every kind and description.
    To act as agent, broker or attorney in fact for any persons, firms or corporations in buying, selling and dealing in real or personal property of whatsoever nature or kind and any and every estate and interest therein, and chooses in action and secured thereby, judgments resulting therefrom, and other personal property collateral thereto, in making or obtaining loans upon such property, in supervising, managing and protecting such property and loans and all interest in claims affecting the same, in effecting insurance against fire and all other risks thereon, and in managing and conducting any legal actions, proceedings and business relating to any of the purposes hereinmentioned or referred to; to register mortgages and deeds of trust of real property or chattels real and all other securities collateral thereto; to investigate and report upon the credit and financial solvency and sufficiency of borrowers and sureties upon such securities; and to transact all or any other business which may be necessary or incidental or proper to the exercise of any or all of the purposes of the corporation.
    To subscribe for, purchase, invest in, hold, own, assign, pledge, and otherwise dispose of shares of capital stock, bonds, mortgages, debentures, notes and other securities, obligations, contracts and evidences of indebtedness of any persons, firms, associations, or other corporations, whether domestic or foreign, and to exercise in respect of any such shares of stocks, bonds, and other securities, any and all rights, powers and privileges of individual ownership, including the right to vote thereon, to issue bonds and other obligations, and to secure the same by pledging or mortgaging the whole or any part of the property of the company, and to sell such bonds and other obligations for proper corporate purposes, and to do any and all acts and things tending to increase the value of the property at any time held by the company.
    To acquire, hold, undertake and fully exploit the good will, property, rights, franchises, and assets of every kind, and the liabilities of any person, firm, association or corporation, either wholly or partly, and to pay for the same in cash, stocks or bonds of the company or otherwise.
    To borrow money and contract debts when necessary in the purchase or acquisition of real, personal and intangible property, business rights or franchises, or for additional working capital, or for any other object in or about its business or affairs and without limit as to amount, to incur debt and to raise, borrow and secure the payment of money in any lawful manner, including the issue and sale or other disposition of bonds, warrants, debentures and evidences of indebtedness of all kinds, whether secured by mortgage, pledge, deed of trust or otherwise.
    In any manner to acquire, enjoy, utilize and to dispose of patents, copyrights, trademarks, and any license or other rights or interest therein and thereunder.
    To conduct business and operations and to have one or more offices and hold, purchase, mortgage, lease, dispose of, deal in, and convey real and personal property without restrictions in this state and in any other of the several states, territories, possessions, and dependencies of the United States, the District of Columbia, and in any and all foreign countries.
    To purchase or otherwise acquire, become interested in, deal in and with, invest in, hold, pledge, sell, mortgage, lend money on, exchange or otherwise dispose of, or turn to account or realize upon as owner, agent, broker, or factor, all forms of securities, including stocks, bonds, debentures, mortgages, notes, evidences of indebtedness, leases, options, certificates of interest, participation certificates, voting trust certificates evidencing shares of or interest in common law trusts, trusts and trust estates or associations, certificates of trust of beneficial interest in trusts, mortgages, contracts and other instruments, securities and rights; to investigate and report with respect to, and to undertake, carry on, aid, assist or participate in the organization, liquidation or reorganization of financial, commercial, mercantile, manufacturing, industrial or other business concerns, firms, associations and corporations; to institute, participate in or promote commercial, mercantile, financial and industrial enterprises and operations.
    To engage in and carry on any advertising business in connection with property of any nature, owned, leased or otherwise acquired by this corporation, as principal or agent, with powers to let contracts for any such advertising, and to make and carry out contracts of every kind and nature that may be conducive to the accomplishment of any purposes of the corporation.
    To do any and all things, and everything necessary and proper for the accomplishment of the objects enumerated in this Certificate of Incorporation or any amendment thereto necessary and incidental to the protection and benefit of the corporation, and in general to carry on any lawful business necessary or incidental to the attainment of the objects of the corporation, whether or not such business is similar in nature to the objects set forth herein, it being understood that the enumeration shall not be deemed to be exclusive, but all other lawful powers conferred by the statutes of the State of Florida are hereby included.

ARTICLE III

The capital stock of this corporation shall be 7,500 shares of $1.00 par value. All of said stock shall be payable in cash, property, real or personal, labor or services in lieu of cash, at a just valuation to be fixed by the Board of Directors of this corporation.

ARTICLE IV

PREEMPTIVE RIGHTS

Every shareholder, upon the sale for cash of any new stock of this corporation of the same kind, class or series as that which he already holds, shall have the right to purchase his pro rata share thereof (as nearly as may be done without issuance of fractional shares) at the price at which it is offered to others.

ARTICLE V

DURATION

This corporation shall exist perpetually unless sooner dissolved according to law.

ARTICLE VI

INITIAL PRINCIPAL OFFICE AND AGENT

The street address of the initial principal office of this corporation is 1320 South Dixie Highway, Suite 900, Coral Gables, Florida 33146, and the name and address of the initial registered agent of this corporation is Marc A. Kuperman, Esquire, MARC A. KUPERMAN, P.A., 1320 South Dixie Highway, Coral Gables, Florida 33146.

ARTICLE VII

INITIAL BOARD OF DIRECTORS

This corporation shall have one director initially. The number of directors may be either increased or diminished from time to time by the By-Laws but shall never be less than one. The name and address of the initial director of this corporation is

Ms. Fatima Silva

100 Elm Street

Providence, Rhode Island 02903

ARTICLE VIII

INCORPORATION

The name and address of the person signing these Articles is:

Ms. Fatima Silva

100 Elm Street

Providence, Rhode Island 02903

ARTICLE IX

AMENDMENT

This corporation reserves the right to amend or repeal any provisions contained in this Certificate of Incorporation, or any amendment hereto, and any right conferred upon the shareholders is subject to this reservation.

________________________________

Fatima Silva, Subscriber

STATE OF RHODE ISLAND

COUNTY OF

Before me, a Notary Public authorized to take acknowledgements in the state and county set forth above, personally appeared Fatima Silva, known to me and known by me to be the person who executed the foregoing Certificate of Incorporation, and she acknowledged before me that she executed the Certificate of Incorporation.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal, in the state and county aforesaid, this 19 day of July, 1986.

____________________________________

Notary Public, State of Rhode Island

My commission expires 6-30-91

Having been named to accept service of process for the above named corporation, at place designated in these Articles, I hereby accept to act in this capacity and agree to comply with the provision of said Act relative to keeping open said office.

By: ________________________________

Marc A. Kuperman, Esquire

Resident Agent

Exhibit 2.

ARTICLES OF AMENDMENT TO

V & A HOLDINGS, INC.

THE UNDERSIGNED, being the sole director and president of V & A Holdings, Inc., does hereby amend the Articles of Incorporation of V & A Holdings, Inc. as follows:

ARTICLE I

CORPORATE NAME

The name of the Corporation shall be changed to MK&A HOLDINGS, INC.

ARTICLE II

PURPOSE

The Corporation shall be organized for any and all purposes authorized under the laws of the state of Florida.

ARTICLE III

PERIOD OF EXISTENCE

The period during which the Corporation shall continue is perpetual.

ARTICLE IV

SHARES

The capital stock of this corporation shall consist of 50,000,000 shares of common stock, $.001 par value.

ARTICLE V

PLACE OF BUSINESS

The address of the principal place of business of this corporation in the State of Florida shall be 7695 S.W. 104th Street, Suite 210, Miami, FL 33156. The Board of Directors may at any time and from time to time move the principal office of this corporation.

ARTICLE VI

DIRECTORS AND OFFICERS

The business of this corporation shall be managed by its Board of Directors. The number of such directors shall be not less than one (1) and, subject to such minimum may be increased or decreased from time to time in the manner provided in the By-Laws.

ARTICLE VII

DENIAL OF PREEMPTIVE RIGHTS

No shareholder shall have any right to acquire shares or other securities of the Corporation except to the extent such right may be granted by an amendment to these Articles of Incorporation or by a resolution of the Board of Directors.

ARTICLE VIII

AMENDMENT OF BY-LAWS

Anything in these Articles of Incorporation, the By-Laws, or the Florida Corporation Act notwithstanding, by-laws shall not be adopted, modified, amended or repealed by the shareholders of the Corporation except upon the affirmative vote of a simple majority vote of the holders of all the issued and outstanding shares of the corporation entitled to vote thereon.

ARTICLE IX

SHAREHOLDERS

9.1. Inspection of Books. The board of directors shall make reasonable rules to determine at what times and places and under what conditions the books of the Corporation shall be open to inspection by shareholders or a duly appointed representative of a shareholder.

9.2. Control Share Acquisition. The provisions relating to any control share acquisition as contained in Florida Statutes now, or hereinafter amended, and any successor provision shall not apply to the Corporation.

9.3. Quorum. The holders of shares entitled to one-third of the votes at a meeting of shareholders shall constitute a quorum.

9.4. Required Vote. Acts of shareholders shall require the approval of holders of 50.01% of the outstanding votes of shareholders.

ARTICLE X

LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition, the Corporation shall have the power, in its By-Laws or in any resolution of its stockholders or directors, to undertake to indemnify the officers and directors of this corporation against any contingency or peril as may be determined to be in the best interests of this corporation, and in conjunction therewith, to procure, at this corporation's expense, policies of insurance.

ARTICLE XI

CONTRACTS

No contract or other transaction between this corporation and any person, firm or corporation shall be affected by the fact that any officer or director of this corporation is such other party or is, or at some time in the future becomes, an officer, director or partner of such other contracting party, or has now or hereafter a direct or indirect interest in such contract.

I hereby certify that the following was adopted by a majority vote of the shareholders and directors of the corporation on May 4, 1998 and that the number of votes cast was sufficient for approval.

IN WITNESS WHEREOF, I have hereunto subscribed to and executed this Amendment to Articles of Incorporation on May 4, 1998.

______________________________________

Marc A. Kuperman, Sole Director and President

The foregoing instrument was acknowledged before me on May 4, 1998, by Marc A. Kuperman, who is personally known to me.

__________________________________

Notary Public

My commission expires: